  Exhibit 99.1

High Tide Announces Launch of Its NuLeaf Naturals Multicannabinoid Products in Manitoba

CALGARY, AB, Oct. 26, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that its Colorado-based subsidiary, NuLeaf Naturals ("NuLeaf"), has had its Full Spectrum Multicannabinoid oil and plant-based softgels with delta-9 tetrahydrocannabinol ("Delta 9"), cannabichromene ("CBC"), cannabidiol ("CBD"), cannabigerol ("CBG") and cannabinol ("CBN") listed for sale in Manitoba through the Manitoba Liquor & Lotteries Corporation ("MBLL").

High Tide Inc. October 26, 2022 (CNW Group/High Tide Inc.)

The oil will be available in 1800 ml containers at a concentration of 12 mg/ml for each of the listed five cannabinoids, while the plant-based softgels will be available in packages of 120, each softgel containing 3 mg of each of the five listed cannabinoids.

"I am delighted to announce that the highly anticipated NuLeaf Naturals Multicannabinoid products are now available for all licensed cannabis retailers to stock in Manitoba, Canada's fifth most populous province. Listing these products across multiple Canadian provinces will ensure greater access to these unique multicannabinoid formulations for even more Canadian consumers. This announcement comes on the heels of NuLeaf Naturals products being listed with the Ontario Cannabis Store last week in Ontario, and we look forward to listing these groundbreaking products in additional Canadian provinces soon," said Raj Grover, President and Chief Executive Officer of High Tide. "High Tide, through it's well established international CBD brands that are at the forefront of cannabinoid science and are amongst the most searched brands online, according to Google Analytics, is committed to enhancing the quality and variety of CBD products available to Canadian consumers. Through constant innovation in our international CBD subsidiaries, we look forward to introducing even more cutting-edge cannabinoid products in Canada and beyond," added Mr. Grover.

About NuLeaf Naturals

Founded in 2014 in Denver, Colorado, NuLeaf Naturals is one of America's leading cannabinoid companies. Since inception, NuLeaf has been committed to creating the world's highest quality cannabinoid products in their most pure and potent form. NuLeaf's products are produced at a cGMP-certified facility enabling them to manufacture groundbreaking cannabinoid formulations while reaching beyond the highest levels of regulatory compliance. Their cannabinoid products are sold direct-to-consumer from their website and are also available at bricks-and-mortar stores across the U.S. NuLeaf is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through its e-commerce platform.

For more information about NuLeaf, please visit www.nuleafnaturals.com.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 141 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange (the "TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company and NuLeaf may from time to time operate or contemplate future operations;  expectations with respect to economic, business, regulatory and/or competitive factors related to the Company and NuLeaf or the cannabis industry generally; the market for the Company and NuLeaf's current and proposed product offerings, as well as the Company and NuLeaf's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which each the Company and NuLeaf operates and the Company and NuLeaf's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company and NuLeaf continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company developing and launching Cabana Cannabis Co. white label products in the jurisdictions; Cabana Club loyalty program membership continuing to increase; the Company's expectations from its Cabana Cannabis Co. white label products;  NuLeaf's ability to successfully launch multicannabinoid product lines in the jurisdictions and on the timelines outlined herein and such products achieving the results disclosed herein; NuLeaf's ability to successfully maintain its products availability for sale in Manitoba through the MBLL; the Company becoming the largest revenue-generating cannabis company reporting in Canada dollars; the anticipated effects of the Cabana elite program on the business and operations of the Company; the Company's ability to extend and strengthen its value chain, provide required customer experience and maximize shareholders' value; the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company;  the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company and NuLeaf will be able to execute on its business strategies as anticipated; the Company and NuLeaf will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions will not negatively affect the Company and NuLeaf or their respective businesses; the Company and NuLeaf will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company and NuLeaf will be able to effectively manage anticipated and unanticipated costs; general market conditions will be favourable with respect to the Company and NuLeaf's future plans and goals; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company and NuLeaf will continue to integrate and expand its CBD brands; the Company will add the additional cannabis retail store locations to the Company and NuLeaf's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; NuLeaf's will successfully launch multicannabinoid product lines in the jurisdictions and on the timelines outlined herein and such products will achieve the results disclosed herein; NuLeaf's will successfully maintain its products availability for sale in Manitoba through the MBLL; the Company will become the largest revenue-generating cannabis company reporting in Canada dollars; Cabana Club loyalty program membership will continue to increase; the Company will continue to develop and launch Cabana Cannabis Co. white label products in the jurisdictions and on the timelines outlined herein and such products will achieved the results disclosed herein; the Cabana elite program will have the anticipated effect on the business and operations of the Company; the Company will be able to extend and strengthen its value chain, provide required customer experience and maximize shareholders' value; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to:  the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; interruptions or shortages in the supply of cannabis from time to time available to support the Company and NuLeaf's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company and NuLeaf may from time to time conduct its business and operations, including the Company and NuLeaf's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company and NuLeaf's operations; the Company and NuLeaf's inability to effectively manage unanticipated costs and expenses; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will be unable to develop and launch Cabana Cannabis Co. white label products in the jurisdictions and/or that such products will be unable to achieve the results disclosed herein; risk that the Company or NuLeaf will be unable to increase its revenue profile;  risk that the Company or NuLeaf will be unable to expand in the jurisdictions in which each proposes to expand; risk that the Company or NuLeaf will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will not become the largest revenue-generating cannabis company reporting in Canada dollars; risk that the Cabana elite program will not have the anticipated effect on the business and operations of the Company; risks surrounding the legality of THC, CBC, CBD, CBG, and CBN in jurisdictions in which the Company or NuLeaf proposes to sell these products; risks associated the Company being unable to extend and strengthen its value chain, provide required customer experience and maximize shareholders' value; and  risks associated with inability to grow Company's online retail portfolio through further strategic and accretive acquisitions.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 26-OCT-22